PRICEWATERHOUSE COOPERS (GRAPHIC APPEARS HERE)


                                                     Pricewaterhouse Coopers LLP
                                                     1177 Avenue of the Americas
                                                     New York NY 10036
                                                     Telephone (212) 596 8000
                                                     Facsimile (212) 596 8910

May 21, 1999


Securities and Exchange Commission
73 Tremont Street-Suite 600
Boston, MA 02108

Dear Sirs:

In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, enclosed are our reports covering our examinations of the securities of the Bankers Trust Company's U.S. Bond Index, Liquid Assets, Small Capital, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Intermediate Tax Free, Capital Appreciation, Institutional Daily Assets Fund, Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity, Global High Yield Securities, EAFE Equity Index, International Equity, Equity 500 Index Fund (Insurance Trust), Small Cap Index Fund (Insurance Trust), BT Preservation Plus (wrapped), BT Preservation Plus (unwrapped), EAFE Equity Index Fund (Insurance Trust), Institutional Treasury Asset Fund, International Small Company Equity, and Global Emerging Markets, Equity Appreciation, Short/Intermediate, and U.S. Bond Index Fund (Insurance Trust Funds) at the close of business on October 30, 1998.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
-------------------------------

KJB:mlr
Enclosures

PRICEWATERHOUSECOOPERS (GRAPHIC APPEARS HERE)


                                                     PricewaterhouseCoopers LLP
                                                     1177 Avenue of the Americas
                REPORT OF INDEPENDENT ACCOUNTANTS    New York NY 10036
                                                     Telephone (212) 596 8000
                                                     Facsimile (212) 596 8910

To the Board of Trustees of:
U.S. Bond Index Portfolio
Liquid Assets Portfolio
Small Capital Portfolio
Cash Management Portfolio
Treasury Money Portfolio
Tax Free Money Portfolio
NY Tax Free Money Portfolio
Equity 500 Index Portfolio
Intermediate Tax Free Portfolio
Capital Appreciation Portfolio
Institutional Daily Assets Fund
Asset Management Portfolio
Asset Management II Portfolio
Asset Management III Portfolio
Small Cap Index Portfolio
Latin American Equity Portfolio
Pacific Basin Equity Portfolio
Global High Yield Securities Portfolio
EAFE Equity Index Portfolio
International Equity Portfolio
Equity 500 Index Fund (Insurance Trust)
Small Cap Index Fund (Insurance Trust)
BT Preservation Plus Portfolio (wrapped)
BT Preservation Plus Portfolio (unwrapped)
EAFE Equity Index Fund (Insurance Trust)
Institutional Treasury Asset Fund
International Small Company Equity Portfolio
Global Emerging Markets Portfolio
Equity Appreciation
Short/Intermediate
U.S. Bond Index Fund (Insurance Trust Fund)

We have examined management's assertion about U.S. Bond Index, Liquid Assets, Small Capital, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Intermediate Tax Free, Capital Appreciation, Institutional Daily Assets Fund, Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity, Global High Yield Securities, EAFE Equity Index, International Equity, Equity 500 Index Fund (Insurance Trust), Small Cap

Index Fund (Insurance Trust), BT Preservation Plus (wrapped), BT Preservation Plus (unwrapped), EAFE Equity Index Fund (Insurance Trust), Institutional Treasury Asset Fund, International Small Company Equity, Global Emerging Markets, Equity Appreciation, Short/Intermediate, and U.S. Bond Index Fund (Insurance Trust Funds) (collectively the "Portfolios") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 30, 1998 included in its representation letter dated May 5, 1999. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 30, 1998 and with respect to agreement of security purchases and sales, for the period from July 31, 1998 (the date of our last examination) through October 30, 1998:

         o Count and inspection of all securities located in the vault of Bankers Trust in New York;

         o Confirmation of all securities held by institutions in book entry form-The Federal Reserve Bank of New York, The Depository Trust Company, CREST and CHESS;

         O Confirmed all securities record-kept at banks with whom the Custodian and the Portfolios have contracted to provide sub-custodian services without prior notice to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria, Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita Bank Finland, Banque Paribas France, Dresdner Bank Germany, National
           Bank  of  Greece,   Deutsche  Bank  India,   Standard  Charter  Bank
           Indonesia, Allied Irish Bank Ireland, Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway;

         o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

         o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

         o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

         o Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the Portfolios to broker confirms

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 1998 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Portfolios and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP
-------------------------------

New York, New York
May 21, 1999

             UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549                                -----------------------------
                                                                      OMB APPROVAL
            FORM N-17f-2                                         -----------------------------
                                                                  OMB Number:  3235-0360
Certificate of Accounting of Securities and Similar               Expires: June 30, 1997
       Investments in the Custody of                              Estimated average burden
     Management Investment Companies                              hours per rescores.....0.05
                                                                 -----------------------------
  Pursuant to Rule 17f-2[17 CFR 270.17f-2]
--------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: 811-4760 BT Investment Funds,   Date examination completed:
   811-6071 BT Institutional Funds, 811-6576 BT Pyramid
   Mutual Funds,                               811-7347                October 31, 1998
----------------                                                       ---------------------------------
2. State identification Number:        BT Advisor Funds
    ----------------------------------------------------------------------------------------------------
       AL               AK             AZ             AR               CA                 CO
    ----------------------------------------------------------------------------------------------------
       CT               DE             DC             FL               GA                 HI
    ----------------------------------------------------------------------------------------------------
       ID               IL             IN             IA               KS                 KY
    ----------------------------------------------------------------------------------------------------
       LA               ME             MD             MA               MI                 MN
    ----------------------------------------------------------------------------------------------------
       MS               MO             MT             NE               NV                 NH
    ----------------------------------------------------------------------------------------------------
       NJ               NM             NY             NC               ND                 OH
    ----------------------------------------------------------------------------------------------------
       OK               OR             PA             RI               SC                 SD
    ----------------------------------------------------------------------------------------------------
       TN               TX             UT             VT               VA                 WA
    ----------------------------------------------------------------------------------------------------
       WV               WI             WY             PUERTO RICO
    ----------------------------------------------------------------------------------------------------
      Other (specify):
    ----------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:  See 1 above

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

   1 South Street, Baltimore, MD  21202-3220
--------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT